Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main, Germany

 March 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Deutsche Bank Aktiengesellschaft has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which report was filed with the U.S. Securities and Exchange Commission on March 14, 2024. Such disclosure is set forth in the section entitled “Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012”, which begins on page 117 of such report.

Deutsche Bank Aktiengesellschaft

By: /s/ Andrea Schriber

Name: Andrea Schriber

Title: Managing Director

By: /s/ Joseph C. Kopec

Name: Joseph C. Kopec

Title: Managing Director & Associate General Counsel